SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

          On October 27, 2004, NUR Macroprinters Ltd. (the “Company”) held its Annual Meeting of Shareholders. The Notice of Annual Meeting of Shareholders and Proxy Statement, which was distributed on or about September 29, 2004 to shareholders of record as of September 20, 2004, is attached hereto as Exhibit 1.

        Each of the following matters were approved at the Annual Meeting:

—         ratification of the selection of Kost Forer Gabbay & Kassierer as the independent auditors of the Company for the fiscal year ended December 31, 2004;

—         election of Dan Purjes, Robert F. Hussey and Oded Akselrod to the Board of Directors;

—         renewal of the Company's directors and officers liability insurance policy;

—         an amendment of the Company's Amended and Restated Articles of Association to provide for advance exculpation of officers for breaches of duty their duty of care; and

—         an increase of the number of shares authorized for issuance under the Company's 2000 Stock Option Plan.

        The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	NUR Macroprinters Ltd. Notice of Annual Meeting and Proxy Statement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

Date November 3, 2004

Exhibit Index

Exhibit 1.	NUR Macroprinters Ltd. Notice of Annual Meeting and Proxy Statement.